Exhibit (a)(1)(v)

Mobile TeleSystems Public Joint Stock Company
(incorporated and registered in the Russian Federation, No. 1027700149124)

        Return of Cash to Holders of Shares of Common Stock and ADS Holders of Mobile TeleSystems Public Joint Stock Company by way of a Tender Offer by its Wholly-Owned Subsidiary Stream Digital, LLC for Common Stock (including Common Stock represented by ADSs) up to a Maximum Aggregate Purchase Amount of RUB 4,647,186,170 (US$77,959,842)

THIS TENDER OFFER WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON FEBRUARY 14, 2017 WITH RESPECT OF THE ADSs, UNLESS THE TENDER OFFER IS EXTENDED.

January 17, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been appointed by Mobile TeleSystems Public Joint Stock Company, a public joint stock company incorporated under the laws of the Russian Federation (the "Company"), to act as Information Agent in connection with the tender offer made by its wholly-owned subsidiary, Stream Digital, LLC (the "Offeror") to purchase for cash shares of common stock of the Company, par value RUB 0.10 per share (the "Common Stock"), including shares of Common Stock represented by American Depositary Shares, each representing two shares of Common Stock, (the "ADSs"), at a price between RUB 253.00 and RUB 283.00 per share of Common Stock (equivalent to between RUB 506.00 and RUB 566.00 per ADS), upon the terms and subject to the conditions set forth in the Offer to Purchase to Holders of Shares of Common Stock and ADS Holders dated January 17, 2017 (the "Offer to Purchase") and the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Tender Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold ADSs registered in your name or in the name of your nominee.

        As specified in the Offer to Purchase, the Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, email, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of Australia, Canada, Japan or any other jurisdiction where the mailing of the Offer to Purchase into or inside such jurisdiction would constitute violation of the laws of such jurisdiction. Copies of the Offer to Purchase and the ADS Letter of Transmittal are not being and must not be mailed or otherwise distributed or sent in or into Australia, Canada, Japan or any other jurisdiction where the mailing of the Offer to Purchase into or inside such jurisdiction would constitute violation of the laws of such jurisdiction, including to ADS Holders with registered addresses in these jurisdictions or to persons whom the Company or the Offeror know to be trustees, nominees or custodians holding ADS for such persons.

        Enclosed with this letter are copies of the following documents:

          1.     Offer to Purchase to Holders of Shares of Common Stock and ADS Holders dated January 17, 2017;

          2.     ADS Letter of Transmittal, for your use in accepting the Tender Offer and tendering ADSs of, and for the information of, your clients;

          3.     Form of letter that may be sent to your clients for whose account you hold ADSs registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Tender Offer;

          4.     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          5.     Return envelope addressed to JPMorgan Chase Bank, N.A., as the ADS Tender Agent.

        Certain conditions to the Tender Offer are described in Parts IV and VII of the Offer to Purchase.

        Please note that ADSs may NOT be tendered by guaranteed delivery.

        We urge you to contact your clients promptly. Please note that the Tender Offer in respect of ADSs and withdrawal rights will expire at 5:00 p.m., New York City time, on February 14, 2017, unless the Tender Offer is extended.

        Under no circumstances will interest be paid on the purchase price of the shares of Common Stock represented by ADSs regardless of any extension of, or amendment to, the Tender Offer or any delay in paying for such shares of Common Stock represented by ADSs.

        Neither the Company nor the Offeror will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, the Information Agent, the ADS Tender Agent and the Common Stock Tender Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares of Common Stock (including Common Stock underlying ADSs) pursuant to the Tender Offer. However, the Offeror will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Tender Offer materials to your clients. The Offeror will pay or cause to be paid any stock transfer taxes applicable to the purchase of shares of Common Stock pursuant to the Tender Offer as described in the Offer to Purchase.

        Questions and requests for additional copies of the enclosed material may be directed to the undersigned at the address and telephone number under the section captioned "Where to find help" in the Offer to Purchase.

Very truly yours,

Georgeson LLC,

        If you have questions on how ADS Holders can participate in the Tender Offer, please call the Information Agent on number +1 866-257-5415 (toll free within the United States).

        Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Offeror, the ADS Tender Agent, the Information Agent, the Dealer Manager or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Tender Offer other than the enclosed documents and the statements contained therein.